Exhibit 4.2

DIVIDEND REINVESTMENT PLAN

The following describes the Dividend Reinvestment Plan of Brookfield Asset Management Inc. which became effective on August 11, 1997, as amended on July 13, 2012. The Plan enables holders of the company’s Class A Limited Voting Shares who are residents of either Canada or the United States to conveniently purchase additional Class A Limited Voting Shares without payment of brokerage commissions or service charges. Eligible shareholders have the choice of either receiving cash dividends or automatically reinvesting 50% or 100% of their cash dividends net of any applicable withholding taxes in Class A Limited Voting Shares.

For further details, please read the full text of the Plan as well as the Questions and Answers which follow.

* * * * *

BROOKFIELD ASSET MANAGEMENT INC.

DIVIDEND REINVESTMENT PLAN

1.	The Plan

The Dividend Reinvestment Plan (the “Plan”) of Brookfield Asset Management Inc. (the “Company”) provides a convenient means for eligible holders of Class A Limited Voting Shares of the Company (the “Class A Shares”) to purchase additional Class A Shares by reinvesting their cash dividends.

Under the Plan, Class A Shares will be acquired at 100% of their applicable “Market Price” (as defined below). As these Class A Shares will be treasury shares purchased directly from the Company, no brokerage commissions or service charges will be payable. All administrative costs of the Plan will be paid by the Company.

Through the reinvestment of cash dividends, the Company will acquire additional capital funds which will be used for its general corporate purposes.

2.	Eligibility and Enrollment

Any registered holder of Class A Shares who is a resident of either Canada or the United States is eligible to become a participant in the Plan (a “Participant”) at any time by completing a Participation Form and sending it to the Company’s transfer agent, CIBC Mellon Trust Company (the “Agent”). A Participant may elect to reinvest either 50% or 100% of the cash dividends paid on all Class A Shares registered in his or her name net of any applicable withholding taxes.

A beneficial owner of Class A Shares whose shares are registered in a nominee account must become a registered holder by having his or her Class A Shares transferred into his or her name. However, a beneficial owner whose Class A Shares are held in a specific segregated registered account, such as a numbered account with a bank or trust company, may direct that bank or trust company to enroll the account in the Plan with respect to all Class A Shares held in the account.

The Plan is not available to shareholders who are not residents of either Canada or the United States. The Company reserves the right to terminate a Participant’s participation in the Plan if it is deemed advisable under applicable laws or regulations.

3.	How the Plan Works

Depending upon the election of the Participant, either 50% or 100% of the cash dividends paid on all Class A Shares registered in the name of a Participant net of any applicable withholding taxes will be applied automatically on each dividend payment date (an “Investment Date”) to purchase additional Class A Shares under the Plan. All dividends paid on Class A Shares acquired under the Plan and held for the account of the Participant net of any applicable withholding taxes will be automatically reinvested in additional Class A Shares on each subsequent Investment Date.

The price that will be paid for Class A Shares under the Plan on any Investment Date (the “Market Price”) will be (a) for Participants resident in the United States, the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”) and (b) for Participants resident in Canada, the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

On each Investment Date, the Company will pay to the Agent the cash dividends otherwise payable to a Participant in respect of the Class A Shares registered in the name of the Participant or held by the Agent for the account of the Participant, in each case net of any applicable withholding taxes. Cash dividends paid on the Class A Shares registered in the name of the Participant net of any applicable withholding taxes will be used by the Agent to purchase Class A Shares from the Company for the account of the Participant in accordance with the election of the Participant. All cash dividends paid on Class A Shares held by the Agent for the account of the Participant net of any applicable withholding taxes will be used to purchase Class A Shares from the Company for the account of the Participant.

Class A Shares purchased under the Plan will be registered in the name of the Agent, as agent for the Participant, and the Participant’s account maintained by the Agent will be credited with the number of Class A Shares, including fractions computed to three decimal places, equal to the cash dividends (or relevant percentage) paid on the Participant’s Class A Shares net of any applicable withholding taxes divided by the relevant Market Price.

4.	How to Enroll

Eligible shareholders may enroll in the Plan at any time by completing a Participation Form and sending it to the Agent. The Participation Form must be signed by all registered holders of Class A Shares which are registered in more than one name. Copies of the Plan and Participation Forms can be obtained from the Agent at any time.

A completed Participation Form must be received by the Agent no later than five business days prior to the record date for any cash dividend (which will usually be the first day of the month in which the dividend is payable) in order for that dividend to be reinvested under the Plan. If the Participation Form is received less than five business days prior to the applicable record date, the shareholder would receive his or her dividend in cash and the first dividend invested under the Plan would be the next dividend payable.

Once a Participant has enrolled in the Plan, participation will continue until the Participant terminates his or her participation (as set forth below) or until the Plan is suspended or terminated.

5.	Statements of Account

As soon as reasonably practicable after each Investment Date, a statement of account will be mailed to each Participant setting out the amount of the relevant cash dividend reinvested, the applicable Market Price, the number of Class A Shares purchased under the Plan on the Investment Date, and the total number of Class A Shares, computed to three decimal places, held for the account of the Participant under the Plan.

The statements are a continuing record of the cost of the Class A Shares purchased under the Plan and should be retained for Canadian and U.S. income tax purposes. In addition, the Agent will annually provide each Participant with appropriate information for applicable tax reporting purposes.

6.	Certificates for Shares

A Participant may at any time obtain share certificates for any number of whole Class A Shares held for the Participant’s account under the Plan by writing to the Agent. Certificates for Class A Shares acquired under the Plan will not be issued to Participants unless specifically requested.

If a request for a share certificate is received by the Agent less than five business days prior to a dividend record date, the requested action will not be taken until after the dividend payment date.

Class A Shares held for the account of a Participant under the Plan may not be pledged, sold or transferred. Consequently, a Participant or nominee who wishes to effect a transaction of this type must request that certificates for his or her Class A Shares be issued by the Agent.

7.	Termination of Participation

A Participant may terminate his or her participation in the Plan at any time by giving written notice to the Agent. The notice of termination must be received no later than five business days prior to the record date for a cash dividend in order for the notice to be effective with respect to that dividend. If notice of termination is received less than five business days prior to a dividend record date, the cash dividends payable on the relevant Investment Date net of any applicable withholding taxes will be invested under the Plan and the termination will be effective only with respect to cash dividends subsequently declared. The notice of termination must be signed by all registered holders of Class A Shares which are registered in more than one name.

Upon termination, the Participant will receive a share certificate for the number of whole Class A Shares held for his or her account under the Plan and a cash payment for any fractional share. The cash payment for (a) U.S. Participants will be paid out in U.S. dollars and calculated on the basis of the closing price (in U.S. dollars) of the Class A Shares on the New York Stock Exchange and (b) for Canadian Participants will be paid out in Canadian dollars and calculated on the basis of the closing price (in Canadian dollars) of the Class A Shares on the Toronto Stock Exchange, in each case on the trading day immediately preceding the date of termination. All subsequent dividends will then be paid directly to the shareholder. Participation in the Plan may be renewed at any time by signing a new Participation Form and returning it to the Agent.

8.	Voting of Shares Held Under the Plan

Whole Class A Shares held for the account of a Participant under the Plan on any record date for a vote of shareholders (as with Class A Shares not subject to the Plan) may be voted by the Participant, either in person or by proxy. Class A Shares for which instructions are not received will not be voted. Fractional Class A Shares may not be voted.

9.	Stock Dividends and Stock Splits

Stock dividends declared on the Class A Shares and any shares resulting from the subdivision of the Class A Shares will be credited to the account of the Participant based on whole and fractional shares held for the account of the Participant under the Plan.

10.	Rights Offering

If the Company makes available to holders of Class A Shares of record any right to subscribe for additional Class A Shares or other securities, rights certificates in respect of the number of whole Class A Shares then held for the account of the Participant under the Plan will be forwarded to each Participant. Rights in respect of fractional shares held for the account of a Participant will be sold by the Agent for the Participant’s account and the net proceeds reinvested on the next Investment Date.

11.	Death or Incompetence of a Participant

Participation in the Plan will not be affected by a Participant’s death or incompetence and participation will remain effective until it is terminated in accordance with the provisions of the Plan.

12.	Amendment, Suspension or Termination of the Plan

The Company reserves the right to amend, suspend or terminate the Plan at any time, but this action cannot have a retroactive effect that would prejudice the interests of Participants. Participants will be sent a written notice of any amendment to or suspension or termination of the Plan, except in the case of an amendment deemed by the board of directors of the Company not to be material. Amendments to the Plan are subject to regulatory approval.

If the Plan is suspended or terminated by the Company, each Participant will receive a certificate for the number of whole Class A Shares held for his or her account and a cash payment for any fractional shares.

If the Plan is suspended or terminated by the Company, no investment will be made under the Plan on any subsequent Investment Date. Dividends that are paid after the effective date of any suspension or termination of the Plan will be remitted by the Company or the Agent, as the case may be, directly to each Participant.

13.	Notices

All notices required to be given to a Participant will be mailed to the Participant at his or her latest address shown on the records of the Agent. All notices to the Agent should be mailed to the address shown on the back of this brochure. All notices to the Company should be addressed to Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3.

14.	Certain Canadian Federal Income Tax Consequences

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to Participants who reinvest cash dividends in additional Class A Shares under the Plan. This summary is based on the current provisions of the Income Tax Act (Canada) (the “ITA”) and the regulations thereunder, all specific proposals to amend the ITA or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law and does not take into account Canadian provincial or territorial income tax laws or those of any country other than Canada. This summary is of a general nature only and is not intended to be legal or tax advice to any particular Participant. Prospective Participants should consult their own tax advisors for advice with respect to the income tax consequences to them in their own particular circumstances.

Generally, for purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Class A Shares, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the exchange rate as determined in accordance with the ITA.

Residents of Canada

This portion of the summary is applicable to Participants who, for purposes of the ITA and at all relevant times, are resident in Canada, hold their Class A Shares as capital property and deal at arm’s length with the Company (“Resident Participants”).

Resident Participants will be subject to tax under the ITA on all dividends which are reinvested in Class A Shares under the Plan, in the same manner as the Resident Participant would have been if the dividends had been received directly by the Resident Participant in cash. The cost to a Resident Participant of Class A Shares purchased on the reinvestment of dividends under the Plan will be the Canadian dollar equivalent of the price paid by the Agent for the Class A Shares plus any costs of acquisition. The cost of such Class A Shares will be averaged with the adjusted cost base of all other Class A Shares held by the Resident Participant as capital property for purposes of subsequently computing the adjusted cost base of each Class A Share owned by the Resident Participant. A disposition of Class A Shares, whether by the Resident Participant directly or by the Agent on behalf of the Resident Participant, may give rise to a capital gain (or capital loss). The payment of cash in settlement of a fraction of a Class A Share on termination of participation in the Plan will constitute a disposition of such fraction of a Class A Share for proceeds of disposition equal to the cash payment. The issuance of a share certificate in the Resident Participant’s name in respect of the Class A Shares will not constitute a disposition of such Class A Shares.

Non-Residents of Canada

This portion of the summary is applicable to Participants who, for purposes of the ITA and at all relevant times, are not resident or deemed to be resident in Canada, do not use or hold and are not deemed to use or hold their Class A Shares in, or in the course of, carrying on a business in Canada and do not carry on an insurance business in Canada and elsewhere (“Non-Resident Participants”).

Dividends paid or credited to a Non-Resident Participant on Class A Shares, including dividends reinvested under the Plan, will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where the Non-Resident Participant is a resident of a country with which Canada has an income tax treaty. If the Non-Resident Participant is a United States resident entitled to benefits under the Canada-United States Income Tax Convention (1980) (the “Treaty”), dividends on the Class A Shares of which the Non-Resident Participant is the beneficial owner will generally be subject to Canadian withholding tax at the rate of 15%. Under the Treaty, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, Canadian withholding tax will not be required to be withheld from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld. The amount of dividends to be reinvested in additional Class A Shares under the Plan will be reduced by the amount of Canadian withholding tax withheld.

Capital gains realized on the disposition of Class A Shares by a Non-Resident Participant are generally not subject to income tax under the ITA unless the Class A Shares are or are deemed to be “taxable Canadian property” as defined in the ITA of the Non-Resident Participant and the Non-Resident Participant is not entitled to relief under an applicable tax treaty between Canada and the Non-Resident Participant’s country of residence. Provided that the Class A Shares are listed on a “designated stock exchange” as defined in the ITA (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at a particular time, the Class A Shares will generally not constitute “taxable Canadian property” of a Non-Resident Participant at the particular time unless, at any time during the five-year period immediately preceding such time, (a) 25% or more of the issued shares of any class or series of a class of our capital stock was owned by or belonged to one or any combination of the Non-Resident Participant and persons with whom the Non-Resident Participant did not deal at arm’s length for purposes of the ITA and (b) more than 50% of the fair market value of the Class A Shares was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” as defined in the ITA, (iii) “timber resource properties” as defined in the ITA and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) through (iii) above, whether or not such property exists. Class A Shares can be deemed to be “taxable Canadian property” in certain circumstances set out in the ITA.

15.	United States Federal Income Tax Consequences

Notice Pursuant to U.S. Treasury Regulations Circular 230: You are hereby advised that: (i) any discussion of U.S. federal tax issues set forth herein, including attachments, is not intended or written to be used and cannot be used by any taxpayer for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. Internal Revenue Code of 1986, as amended; (ii) such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (iii) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax adviser.

The following is a general summary of certain U.S. federal income tax considerations generally applicable to Participants who are U.S. taxpayers and who reinvest cash dividends in additional Class A Shares under the Plan. This summary only addresses the tax considerations for Participants who are not subject to special U.S. federal income tax rules and who hold their Class A Shares as capital assets. In addition, this summary is qualified in its entirety by the discussion set forth under the heading “United States Federal Income Tax Considerations” in the registration statement of the Company filed with the U.S. Securities and Exchange Commission on Form F-3.

A Participant who is a U.S. taxpayer and who reinvests cash dividends under the Plan generally will be treated for U.S. federal income tax purposes as receiving a distribution equal to the fair market value of the Class A Shares acquired (plus the amount of any Canadian income tax withheld). The distribution will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits as determined under U.S. federal tax rules.

Such Participant’s tax basis in Class A Shares purchased under the Plan will equal the fair market value of the shares on the Investment Date. The holding period for such Class A Shares will begin on the day following the Investment Date. Any gain or loss realized upon the sale or other disposition of such Class A Shares will be capital gain or loss.

Each Participant in the Plan should consult an independent tax adviser concerning the tax consequences particular to reinvesting cash dividends under the Plan.

16.	Administration

The Agent will act as administrator of the Plan for the Company and will maintain an account for each Participant. The Agent will keep all records necessary for the administration of the Plan.

The Company reserves the right to interpret and regulate the Plan as it deems necessary or desirable.

Neither the Company nor the Agent will be liable for any act or for any omission to act in connection with the operation of the Plan undertaken or omitted in good faith.

Participants should recognize that neither the Company nor the Agent can assure profit or protect against a loss on Class A Shares acquired under the Plan.

17.	Effective Date

The effective date of the Plan is August 11, 1997, as amended on July 13, 2012.

QUESTIONS AND ANSWERS

What is the Dividend Reinvestment Plan?

The Dividend Reinvestment Plan (the “Plan”) of Brookfield Asset Management Inc. (the “Company”) enables holders of the Company’s Class A Limited Voting Shares (“Class A Shares”) who are residents of either Canada or the United States to acquire additional Class A Shares by reinvesting their cash dividends.

What are the advantages of the Plan?

As Class A Shares acquired under the Plan are treasury shares purchased directly from the Company, participants in the Plan (the “Participants”) do not pay brokerage commissions or service charges of any kind. All administrative costs of the Plan are borne by the Company.

Full investment of all cash dividends net of any applicable withholding taxes is possible since fractional shares will be credited to a Participant’s account.

Who is eligible to participate?

Any registered holder of Class A Shares who is a resident of either Canada or the United States may participate in the Plan.

Beneficial owners of Class A Shares registered in nominee accounts must first become registered holders by having their Class A Shares transferred into their own names. However, a beneficial owner whose shares are held in a specific segregated registered account, such as a numbered account with a bank or trust company, may direct that bank or trust company to enroll the account in the Plan.

How does an eligible shareholder become a Participant in the Plan?

By completing a Participation Form and returning it to the Agent. Once a shareholder has enrolled, his or her participation continues until terminated by the shareholder or until the Plan is suspended or terminated by the Company.

Will it be possible for Participants to receive a proportion of their dividends in cash and have the remainder reinvested?

Yes. Shareholders may elect to reinvest either 50% or 100% of the cash dividends paid on all Class A Shares registered in their names net of any applicable withholding taxes by so indicating on the Participation Form. Where no preference is indicated, 100% of a Participant’s cash dividends will be reinvested net of any applicable withholding taxes.

Regular quarterly statements of account will be mailed to each Participant.

How will new Class A Shares be purchased for Participants?

The Company will pay to the Agent the cash dividends paid on the Class A Shares registered in the name of a Participant, in addition to the cash dividends paid on the Class A Shares held by the Agent for the account of a Participant under the Plan, in each case net of any applicable withholding taxes. Depending upon the election of the Participant, the Agent will apply these funds to purchase Class A Shares from the Company which will be held by the Agent for the account of the Participant.

What will be the price of new Class A Shares purchased under the Plan?

The price that will be paid for Class A Shares under the Plan on any reinvestment date will be (a) for Participants resident in the United States, the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant reinvestment date on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”) and (b) for Participants resident in Canada, the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant reinvestment date.

Will certificates be issued for the new Class A Shares?

No. However, a Participant may at any time obtain a certificate for any number of whole Class A Shares held for the account of the Participant under the Plan by writing to the Agent. If the request for a certificate is received by the Agent less than five business days prior to the applicable record date, such request will be processed after the dividend payment date.

Are there restrictions on dealing with Class A Shares purchased under the Plan?

Yes. Class A Shares held for a Participant’s account may not be pledged, sold or otherwise transferred. Therefore, prior to a transaction of this type, a Participant must request that a share certificate be issued. Certificates will not be issued for fractional shares.

How does a Participant terminate participation in the Plan?

Participation in the Plan may be terminated at any time by giving written notice to the Agent.

When participation is terminated, or upon suspension or termination of the Plan by the Company, certificates for whole Class A Shares held for Participants under the Plan will be issued and a cash payment will be made for any fractional shares.

When is termination effective?

If notice of termination is received by the Agent less than five business days prior to an applicable dividend record date, the request will be processed after the applicable dividend payment date.

What statements will be sent to Participants?

After each dividend payment date, a statement of account will be mailed to each Participant. The statements are a continuing record of purchases made under the Plan and should be retained for Canadian and U.S. tax purposes. In addition, the Agent will annually provide each Participant with appropriate information for Canadian and U.S. tax reporting purposes.

What are the tax consequences of participation in the Plan?

Participants will be subject to income tax on dividends reinvested in accordance with the Plan as though they had received cash dividends from the Company equal to the reinvested amounts.

Where should further enquiries be directed?

Inquiries should be addressed to the Agent as follows:

Telephone:	1-800-387-0825

Email	inquiries@canstockta.com

Fax:	1-888-249-6189

By Mail:	CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
P.O. Box 4229
Station A
Toronto, ON M5W 0G1

Inquiries can also be addressed to the Company’s head office as follows:

By telephone:	Brookfield Asset Management Inc.
416-363-9491

By fax:	Investor Relations
461-363-2856

By email:	enquiries@brookfield.com

By mail:	Brookfield Asset Management Inc.
Brookfield Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, ON M5J 2T3